EXHIBIT 99.1

January 15, 2010

St. Mary Land & Exploration Company
1776 Lincoln Street; Suite 700
Denver, Colorado 80203

Attention:  Dennis A. Zubieta

At your request we have reviewed the estimates of the reserves and future production attributable to certain leasehold and royalty interests of St. Mary Land & Exploration Company as of December 31, 2009.  Ryder Scott Company, L.P. (Ryder Scott) has reviewed approximately 1,315 properties, which accounts for approximately 85.2 percent of the future net income discounted at 10 percent, attributable to the conventional hydrocarbon reserves of St. Mary Land & Exploration Company as of December 31, 2009. The reserves and income data were estimated based on the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The results of our third party study, completed on January 15, 2010 are presented herein.

The estimated reserves and future net income amounts presented in this report, as of December 31, 2009 are related to hydrocarbon prices.  The hydrocarbon prices used in the preparation of this report are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements as required by the SEC regulations.  Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report.  The results of this study are summarized below.

SEC PARAMETERS
Estimated Net Reserve and Income Data
Certain Leasehold and Royalty Interests of
St. Mary Land & Exploration Company
As of December 31, 2009
Total Proved

	Net Oil	Net Gas	Future Net Income
	M Barrels	MMCF	Discounted 10% (M$)
Reviewed by Ryder Scott	43,459	254,047	$1,094,656
Evaluated by St. Mary	10,325	195,498	$189,429
Total Proved Reserves	53,784	449,545	$1,284,085

In general, it is our opinion that the methods and techniques used in preparing your report are in accordance with generally accepted procedures for the determination of reserves. Further, in our judgment, there was no evidence of bias in the application of the methods and techniques for estimating proved reserves, and that the total proved net hydrocarbon reserves estimated would be within 10 percent of those estimated by Ryder Scott Company.  However, on a well by well comparison, differences of greater than 10 percent may exist.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

Liquid hydrocarbons are expressed in standard 42 gallon barrels.  All gas volumes have been represented to Ryder Scott Company as sales gas expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

The deductions are comprised of the production taxes, normal direct costs of operating the wells, ad valorem taxes, recompletion costs and development costs.  The future net income is before the deduction of state and federal income taxes and general corporate overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustments for cash on hand or undistributed income.

The discounted future net income shown above is based on a discount rate of 10 percent per annum compounded monthly.

Reserves Included in This Report

The proved reserves included herein conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10 (a).  An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

No attempt was made to quantify or otherwise account for any accumulated gas production imbalances that may exist.  The gas volumes included herein do not attribute gas consumed in operations as reserves.

While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may also increase or decrease from existing levels, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.  Moreover, estimates of reserves may increase or decrease as a result of future operations, effects of regulation by governmental agencies or geopolitical risks.  As a result, the estimates of oil and gas reserves have an intrinsic uncertainty.  The reserves included in this report are therefore estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.

The estimates of reserves presented herein were based upon a detailed study of the properties in which St Mary Land & Exploration Company owns an interest; however, we have not made any field examination of the properties.  No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices.

Reserve Estimates

In general, the reserves included herein were estimated by performance methods or the volumetric method; however, other methods were used in certain cases where characteristics of the data indicated such other methods were more appropriate in our opinion.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

                     The reserve estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive in our opinion.  Reserves were estimated by the volumetric method in those cases where there was inadequate historical performance data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate and the volumetric data were adequate for a reasonable estimate.  St. Mary Land & Exploration Company has furnished leasehold and ownership information related to the proved undeveloped locations evaluated by Ryder Scott Company.  Ryder Scott has accepted the assertion provided by St. Mary Land & Exploration Company of their intent and ability to drill these proved undeveloped locations.  We have been assured that St. Mary Land & Exploration Company will assume the cost liability of any non-consenting working interests in these locations, assuring that these locations will be drilled.

To estimate economically recoverable oil and gas reserves and related future net cash flows, we consider many factors and assumptions including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates.  Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be demonstrated to be economically producible based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined as of the effective date of the report.  St. Mary Land & Exploration Company has informed us that they have furnished us all of the accounts, records, geological and engineering data, and reports and other data required for this investigation.  In preparing our forecast of future production and income, we have relied upon data furnished by St. Mary Land & Exploration Company with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes,  recompletion and development costs, abandonment costs after salvage, product prices based on the SEC regulations, geological structural and isochore maps, well logs, core analyses, and pressure measurements.  Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data supplied by St. Mary Land & Exploration Company.

The reserves included in this report are estimates only and should not be construed as being exact quantities.  They may or may not be actually recovered, and if recovered, the revenues therefrom and the actual costs related thereto could be more or less than the estimated amounts.  Moreover, estimates of reserves may increase or decrease as a result of future operations.

Future Production Rates

Initial production rates are based on the current producing rates for those reservoirs now on production.  Test data and other related information were used to estimate the anticipated initial production rates for those wells or locations, which are not currently producing.  If no production decline trend has been established, future production rates were held constant, or adjusted for the effects of curtailment where appropriate, until a decline in ability to produce was anticipated.  The future anticipated decline was then applied to depletion of the reserves.  If a decline trend has been established, this trend was used as the basis for estimating future production rates.  For reserves not yet on production, sales were projected to commence at an anticipated date of delivery, which was furnished by St. Mary Land & Exploration Company.

The future production rates from reservoirs now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies.  Wells or locations, which are not currently producing, may start producing earlier or later than anticipated in our estimates of their future production rates.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

Hydrocarbon Prices

As previously stated, the hydrocarbon prices used herein are based on the average prices during the 12-month period prior to the ending date of the period covered in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements.  For hydrocarbon products sold under contract, the contract prices including fixed and determinable escalations, exclusive of inflation adjustments, were used until expiration of the contract.  Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

St. Mary Land & Exploration Company has utilized hydrocarbon prices obtained by taking the average price for the first day of the month throughout the year of 2009. The WTI Cushing, Oklahoma Spot crude oil price was $61.18 per barrel and the Henry Hub Gas Cash Market price was $3.87 per MMBTU. Product prices, which were actually used for each property, reflect adjustment from the above stated prices for gravity, quality, local conditions, and/or distance from market. These prices were held constant to depletion of the properties.  In accordance with Securities and Exchange Commission guidelines, changes in hydrocarbon prices subsequent to December 31, 2009 were not considered in this report. Ryder Scott has not performed a detailed study of the product prices and makes no warranty for the product prices utilized in this report.

Costs

St. Mary Land & Exploration Company furnished operating costs for the leases and wells in this report.  When applicable, the operating costs include a portion of general and administrative costs allocated directly to the leases and wells under terms of operating agreements.  Development costs were furnished to us by St. Mary Land & Exploration Company and are based on authorizations for expenditure for the proposed work or actual costs for similar projects.  The current operating and development costs were held constant throughout the life of the properties.  Ryder Scott has accepted the operating and development cost data supplied by St. Mary Land & Exploration Company as correct and has not attempted to verify those values. St. Mary Land & Exploration Company has assured Ryder Scott that they have included an estimated net cost of abandonment after salvage for their properties. The estimates of the net costs furnished by St. Mary Land & Exploration Company were accepted without independent verification. No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses and exploration and development prepayments which are not charged directly to the leases or wells.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world for over seventy years.  Ryder Scott is employee owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada.  We have over eighty engineers and geoscientists on our permanent staff.  By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue.  We do not serve as officers or directors of any publicly traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients.  This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations.  Many of our staff have authored or co-authored technical papers on the subject of reserves related topics.  We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

continuing education.

Ryder Scott requires that staff engineers and geoscientists have received professional accreditation, and are maintaining in good standing, a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization prior to becoming an officer of the Company.

We are independent petroleum engineers with respect to St. Mary Land & Exploration Company.  Neither we nor any of any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The professional qualifications of the undersigned, the technical person primarily responsible for auditing the reserves information discussed in this report, are included as an attachment to this letter.

Terms of Usage

This report was prepared for the exclusive use and sole benefit of St. Mary Land & Exploration Company and may not be put to other use without our prior written consent for such use.  The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

General

Ryder Scott Company, L.P. performed the audit of the reserve analyses and evaluated the projections of future production for the interests reviewed.  However, the economic analyses were performed by St. Mary Land & Exploration Company on Landmark Graphics Corporation's economic program "Advanced Reserves and Information Evaluation System ("ARIES-WINDOWS ").  Ryder Scott has confirmed that the input data used for scheduling the production were correct.  However, the internal calculations of this program were accepted without verification. We performed such tests and procedures, as we considered necessary under the circumstances to render the conclusions set forth herein.

While it may reasonably be anticipated that the prices received by St. Mary Land & Exploration Company for the sale of its production may be higher or lower than the prices used in this evaluation as described above, and the operating costs relating to such production may also increase or decrease from  existing levels, such possible changes in prices and costs were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation.

The audited reserve estimates are based upon a detailed study of the properties in which St. Mary Land & Exploration Company owns an interest; however, we have not made any field examination of the properties.  St. Mary Land & Exploration Company has provided Ryder Scott with a Landmark Graphics “ARIES-WINDOWS” database with production data and well test data where available.  Ryder Scott has accepted this data as accurate, we have not verified or updated the data provided, and have utilized this data in our audit of the reserve estimates.  It should be noted that additional historical data, both production and well test data, may be available on certain properties through public sources of information.  No consideration was given in this report to potential environmental liabilities, which may exist, nor were any costs included for potential liability to restore and clean up damages, if any, caused by past operating practices. St. Mary Land & Exploration Company has informed us that they have furnished us all of the production information, accounts, records, geological and engineering data and reports and other data required for this investigation.  The ownership interests, hydrocarbon prices, gas balancing information and other factual data furnished to

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

Ryder Scott by St. Mary Land & Exploration Company in connection with this investigation were accepted without independent verification.  The estimates presented in this report are based on data available through December 31, 2009.

Neither Ryder Scott Company nor any of its employees has any interest in the subject properties and neither the employment to make this study nor the compensation is contingent on our estimates of reserves and future income for the subject properties.

This report was prepared for the exclusive use of St. Mary Land & Exploration Company.  The data, work papers and maps used in the preparation of this report are available for examination by authorized parties in our offices.  Please contact us if we can be of further service.

   Very truly yours,

RYDER SCOTT COMPANY, L.P.

/s/ JAMES L. Baird, P.E.
James L. Baird, P.E.
Senior Vice President

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580

St. Mary Land & Exploration Company
January 15, 2010

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company L.P. James Larry Baird was the primary technical person responsible for overseeing the estimate of the reserves.

Mr. Baird, an employee of Ryder Scott Company L.P. (Ryder Scott) since 2006, is a Senior Vice President and also serves as Manager of the Denver office responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide.  Before joining Ryder Scott, Mr. Baird served in a number of engineering positions with Gulf Oil Corporation, Northern Natural Gas and Questar Exploration & Production. For more information regarding Mr. Baird’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Experience/Employees.

Mr. Baird earned a earned a Bachelor of Science degree in Petroleum Engineering from the University of Missouri at Rolla in 1970 and is a registered Professional Engineer in the States of Colorado and Utah. He is also a member of the Society of Petroleum Engineers.

In addition to gaining experience and competency through prior work experience, the Colorado and Utah Board of Professional Engineers recommend continuing education annually, including at least one hour in the area of professional ethics, which Mr. Baird fulfills. As part of his 2009 continuing education hours, Mr. Baird attended an internally presented sixteen hours of formalized training as well as a day long public forum. Mr. Baird attended the 2009 RSC Reserves Conference, a two day Oil and Gas Reserves Course: New SEC Reporting Rules by Dr. John Lee, and various professional society presentations specifically on the new SEC regulations relating to the definitions and disclosure guidelines contained in the United States Securities and Exchange Commission Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register.  Mr. Baird attended an additional sixteen hours of formalized in-house training as well as three days of formalized external training during 2009 covering such topics as the SPE/WPC/AAPG/SPEE Petroleum Resources Management System, reservoir engineering, geoscience and petroleum economics evaluation methods, procedures and software and ethics for consultants. Mr. Baird was a keynote speaker, presenting the Changing Landscape of the SEC Reporting, at the 2009 Unconventional Gas International Conference held in Fort Worth, Texas.

Based on his educational background, professional training and more than 40 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Baird has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY   PETROLEUM CONSULTANTS    TBPE FIRM LIC. NO. F-1580